Filed by MPLX LP
Commission File No.: 001-35714
Pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Company:
MarkWest Energy Partners, L.P.
Commission File No.: 001-31239

An audio replay of the conference call reflected in the following transcript was made available by MPLX LP on its website on July 30, 2015.
This communication contains forward-looking statements within the meaning of federal securities laws regarding Marathon Petroleum Corporation (“MPC”) and MPLX LP (“MPLX”). These forward-looking statements relate to, among other things, expectations, estimates and projections concerning the business and operations of MPC and MPLX. You can identify forward-looking statements by words such as “anticipate,” “believe,” “estimate,” "objective," “expect,” “forecast,” "plan," “project,” "potential," “could,” “may,” “should,” “would,” “will” or other similar expressions that convey the uncertainty of future events or outcomes. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the companies’ control and are difficult to predict. Factors that could cause MPLX's actual results to differ materially from those in the forward-looking statements include: the ability to complete the proposed merger of MPLX and MarkWest Energy Partners, L.P. (“MWE”) on anticipated terms and timetable; the ability to obtain approval of the transaction by the unitholders of MWE and satisfy other conditions to the closing of the transaction contemplated by the merger agreement; the ability to obtain governmental approvals of the MPLX/MWE transaction based on the proposed terms and schedule, and any conditions imposed on the combined company in connection with consummation of the MPLX/MWE transaction; disruption from the MPLX/MWE transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of MWE or MPLX, as applicable; the adequacy of their respective capital resources and liquidity, including, but not limited to, availability of sufficient cash flow to pay distributions and execute their respective business plans; the timing and extent of changes in commodity prices and demand for crude oil, refined products, feedstocks or other hydrocarbon-based products; volatility in and/or degradation of market and industry conditions; completion of pipeline capacity by competitors; disruptions due to equipment interruption or failure, including electrical shortages and power grid failures; the suspension, reduction or termination of MPC's obligations under MPLX’s commercial agreements; each company’s ability to successfully implement its growth plan, whether through organic growth or acquisitions; modifications to earnings and distribution growth objectives; federal and state environmental, economic, health and safety, energy and other policies and regulations; changes to MPLX’s capital budget; other risk factors inherent to MPLX or MWE’s industry; and the factors set forth under the heading "Risk Factors" in MPLX's Annual Report on Form 10-K for the

year ended Dec. 31, 2014, filed with the Securities and Exchange Commission (SEC); and the factors set forth under the heading "Risk Factors" in MWE's Annual Report on Form 10-K for the year ended Dec. 31, 2014, filed with the SEC. Factors that could cause MPC’s actual results to differ materially from those in the forward-looking statements include: risks described above relating to the MPLX/MWE proposed merger; changes to the expected construction costs and timing of pipeline projects; volatility in and/or degradation of market and industry conditions; the availability and pricing of crude oil and other feedstocks; slower growth in domestic and Canadian crude supply; an easing or lifting of the U.S. crude oil export ban; completion of pipeline capacity to areas outside the U.S. Midwest; consumer demand for refined products; transportation logistics; the reliability of processing units and other equipment; MPC’s ability to successfully implement growth opportunities; modifications to MPLX earnings and distribution growth objectives; federal and state environmental, economic, health and safety, energy and other policies and regulations; MPC’s ability to successfully integrate the acquired Hess retail operations and achieve the strategic and other expected objectives relating to the acquisition; changes to MPC’s capital budget; other risk factors inherent to MPC’s industry; and the factors set forth under the heading "Risk Factors" in MPC's Annual Report on Form 10-K for the year ended Dec. 31, 2014, filed with SEC. In addition, the forward-looking statements included herein could be affected by general domestic and international economic and political conditions. Unpredictable or unknown factors not discussed here, in MPLX’s Form 10-K, in MPC’s Form 10-K, or in MWE’s Form 10-K could also have material adverse effects on forward-looking statements.

Copies of MPLX's Form 10-K are available on the SEC website, MPLX's website at http://ir.mplx.com or by contacting MPLX's Investor Relations office. Copies of MPC's Form 10-K are available on the SEC website, MPC's website at http://ir.marathonpetroleum.com or by contacting MPC's Investor Relations Office. Copies of MWE’s Form 10-K are available on the SEC website, MWE’s website at http://investor.markwest.com or by contacting MWE’s Investor Relations office.

Additional Information
This communication may be deemed to be solicitation material in respect of the proposed transaction. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC and will include a proxy statement of MWE. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final proxy statement/prospectus will be mailed to unitholders of MWE. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, http://www.sec.gov, from MPLX LP at its website, http://ir.mplx.com, or 200 E. Hardin Street, Findlay, Ohio 45840, Attention: Corporate Secretary, or from MWE at its website, http://investor.markwest.com, or 1515 Arapahoe Street, Tower 1, Suite 1600, Denver, CO 80202, Attention: Corporate Secretary.
Participants in Solicitation
MPLX and MWE and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information concerning MPLX participants is set forth in MPLX’s Form 10-K for the year ended Dec. 31, 2014, as filed with the SEC on Feb. 27, 2015, and MPLX’s current report on Form 8-K, as filed with the SEC on March 9, 2015. Information concerning MWE’s participants is set forth in the proxy statement, dated April 23, 2015, for MWE’s 2015 Annual Meeting of Common Unitholders as filed with the SEC on Schedule 14A and MWE’s current reports on Form 8-K, as filed with the SEC on May 5, 2015, May 19, 2015 and June 8, 2015. Additional information regarding the interests of participants of MPLX and MWE in the solicitation of proxies in respect of the proposed merger will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. These documents, when available, may be obtained free of charge from MPLX or MWE using the contact information above.
Non-Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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MANAGEMENT DISCUSSION SECTION

Operator: Welcome to the MPLX LP Second Quarter 2015 Earnings Conference Call. My name is Christine, and I will be your operator for today's call. At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session. Please note that this conference is being recorded.

I will now turn the call over to Geri Ewing, Director of Investor Relations, you may begin.

Geri Ewing

Thank you, Kristine. Good afternoon and welcome to the MPLX second quarter 2015 earnings webcast and conference call. The synchronized slides that accompany this call can be found on mplx.com under the Investors tab. On the call today are Gary Heminger, MPLX Chairman and Chief Executive Officer; Pam Beall, President of MPLX; and Tim Griffith, Chief Financial Officer.

We invite you to read the Safe Harbor statement on slides two and three. A s a reminder that we will be making forward-looking statements during the call and during the question -and-answer session. Actual results may differ materially from what we expect today. Factors that could cause actual results to differ are included there as well as in our filings with the SEC. Additional disclosures appear on slide three as they relate to the announced business combination of MPLX and MarkWest. Investors and security holders are encouraged to carefully read the registration statement and joint proxy statement that MPLX and MarkWest will be filing in the coming weeks and other documents that will be filed with the SEC, because they will contain important information about the proposed merger.

Now, I will turn the call over to Gary Heminger for opening remarks. Gary?

Gary Heminger

Thanks Geri, and good afternoon to everyone. I wanted to make a few opening comments before turning the discussion over to Pam. MPLX remains committed to growing distributable cash over an extended period of time and this commitment will be significantly enhanced by the combination with MarkWest that we announced on July 13. I believe this combination creates a best-in-class partnership. Together, we combined two attractive platforms with multiple avenues to grow a distributable cash flow. The notable geographic overlap of our combined businesses will provide natural advantages as logistics, and processing capabilities continue to build out in this area of the country.
Examples include MPLX's planned Cornerstone Pipeline and the newly completed condensate splitters in MPCs Canton and Catlettsburg refineries. The planned Cornerstone Pipeline will become a critical industry solution and the movement of condensate and NGLs in the Utica region.

The integration potential is notable as the two companies span across the condensate, NGL, crude and refined products value chain. Combining MarkWest's industry-leading gathering and processing business with MPLX's financial strength and the enhanced opportunities provided by Marathon Petroleum creates an LP with an

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exceptional growth profile, notable scale and the potential to grow distributable cash flow and create superior value for our unitholders over an extended period of time.

Now, I'll turn the call over to Pam.

Pamela K. M. Beall

Thanks, Gary . Turn to slide four. MPLX reported solid financial results for the second quarter with the performance that continues to support the growth of distributable cash flows of the partnership. Adjusted EBITDA was $7 0.7 million for the quarter, generating distributable cash flow of $61 million. Based on the second quarter's performance, our Board of Directors declared a distribution of $0.44 per LP unit, which represents a 7 .3% increase from the first quarter of 2015 and a 28.5% increase over the same quarter of 2014. MPLX has provided distribution increases in each of the 10 quarters, since its initial public offering representing a compound annual growth rate of 23% over the minimum quarterly distribution established at the partnership's formation.

As Gary noted MPLX remains committed to growing our distributable cash flow over the long-term and the combination with MarkWest enhances that commitment. Even though the combined partnership will be a large cap MLP, its growth profile will be more similar to that of a sponsored drop-down MLP. As part of the combination, MPLX affirmed its anticipated distribution growth guidance of 29% for 2015 and expects a 25% compound annual distribution growth rate for the combined entity through 2017 with an annual distribution growth profile of approximately 20% in 2018 and 2019.

MarkWest $1 .5 billion average annual capital investment program for the next five years, coupled with the inventory of MLP qualifying EBITDA of $1.6 billion of MPC provides a clear path to the growth and in distributable cash flows of the combined partnership over this time period. Additionally, the combined partnership has identified $6 billion to $9 billion of incremental capital investment opportunities to pursue either directly or through MPC at its sponsored.

This incremental investment is not included in our distribution growth guidance. MPC's financial strength provides the pro form a partnership, the ability to incubate growth projects at MPC which can help to address some of the timing challenges of investment versus run rate cash flows that sometimes exist within the business. This would also further build MPC's portfolio of potential future dropdowns. Many of the identified investment opportunities are in the Marcellus and Utica Shale plays, where MarkWest has build - built an extensive footprint.
With about 95% of its net operating margins generated through long -term fee-based contracts nearly 8 million acres dedicated and minimum volume commitments, we believe MarkWest’s growth in these two resource plays is exceptional.

Furthermore, the combination defers the need for the recently proposed MPLX acquisition of MPC's marine transportation assets planned for 2015. As a result that transaction has been indefinitely postponed and the approximately $115 million of EBITDA associated with those assets returns to the $1.6 billion backlog of EBITDA available to the partnership in the future. MPC as the general partner, has interests that are aligned with those of the limited partners. A nd it is committed to providing support for the goals of the partnership including for the distribution growth objectives of the combined partnership. We believe the combined partnership’s substantial organic growth profile, financial flexibility and strong sponsor creates a tremendous platform to grow distributable cash flow over an extended period of time driving long-term value for unit holders.

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Now, I'll turn the call over Tim Griffith to review the financial results for the second quarter.

Timothy T. Griffith

Thanks, Pam. The bridge on slide five shows the change in net income during the second quarter of 2015 and on a 100% basis compared to the second quarter of 2014, as well as the adjustment for the small interest retained by MPC. Net income increased period-over-period primarily due to the higher transportation revenue resulting from both higher transported volumes and higher average refined product tariff rates. As well as lower - the lower cost of revenues. Partially offsetting these positive impacts in the income was a higher interest costs attributable to the new debt issued to fund the Pipe line Holdings acquisition in December.

Although not shown in this slide. Net income attributable to MPLX increased $22.4 million from the second quarter of 2014, which was primarily due to an increase in MPLX's ownership in Pipe Line Holdings, as well as the increase I just mentioned.

Turning to slide six , distributable cash flow for the second quarter was $61 million compared to $57.4 million of distributable cash flow for the first quarter of 2015 and $36.2 million for the same quarter last year. The $3.6 million increase in distributable cash flow compared to the first quarter of this year was primarily due to higher income generated by MPLX and the $24.8 million increase compared to the second quarter last year was primarily due to MPLX's greater ownership in Pipe Line Holdings, along with the higher income discussed on the previous slide.
Total distributions for the second quarter 2015 were $41.6 million. This represents the coverage ratio of about 1.47 times compared to our target ratio of about 1.1 times. Our coverage ratio will fluctuate from period to period, primarily due to the seasonality in maintenance spending and the timing of dropdowns and acquisitions. Slide sev en provides an adjusted EBITDA - prov ides adjusted EBITDA and distributable cash flow by quarter for MPLX since the formation of the partnership and continues to demonstrate our focused growth in earnings and distributable cash flow over time. This strategic combination provides a tremendous platform for this growth to continue over an extended period into the future.

Slide eight provides some selected financial information. A t the end of the second quarter, we had a $1 30.4 million of cash and the full $1 billion available on our bank revolving credit facility. This liquidity along with our ability to access the public debt and equity markets allows MPLX to pursue growth opportunities that expand its growing base of distributable cash flow, including organic growth opportunities identified as part of the combination with MarkWest. We're also pleased that all three rating agencies indicated prospective affirmation of
MPLX's investment grade credit rating upon the consummation of the combination with MarkWest. Our consolidated total debt to consolidated EBITDA covenant is 3.1 times well below the maximum allowed of five times. Upon the closing of the combination with MarkWest, we expect MPLX will assume and take responsibility for all of the approximately $4.2 billion of debt, which is expected to increase the combined partnership's debt-to-EBITDA ratio to about four times. Our target leverage ratio will continue to be about four times debt-to-EBITDA, consistent with our intent to maintain an investment-grade credit profile at the combined partnership.

Slide nine demonstrates our commitment to grow and distribute cash flow to our unitholders. The bars illustrate our distribution history since the IPO and highlights the strong and consistent growth in LP distribution. MPLX's

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second quarter 2015 distribution represents a 28.5% increase over the second quarter last year, and a 23% compound annual growth rate over the MQD established at the time of the partnership's formation.

As Pam mentioned earlier, we continue to expect a 29% increase in LP distributions for calendar year 2015. Subsequent to the combination with MarkWest, we expect a 25% compound LP distribution growth rate through 2017 with an annual distribution growth profile of approximately 20% in 2018 and 2019. This substantial growth will provide attractive returns for both current and prospective MPLX unitholders and is truly a peer-leading.

With that, let me turn the call back over to Geri. Geri?

Geri Ewing

Thanks, Tim. With that, we are prepared to open the call to questions. Kristine.

QUESTION AND ANSWER SECTION

Operator: Thank you. [Operator Instructions] And our first question Brian Zarahn of Barclays. Please go ahead.

Q
Brian J. Zarahn

Good afternoon.

A
Pam Beall

Hey Brian.

Q
Brian J. Zarahn

Looking at the quarter, pretty solid pipeline volume growth of around 8% and the highest since 2012. Can you give a little color on what's driving the volume growth?

A
Pam Beall

Volume growth as you know is really very much related to the operations of the sponsor. So I can't give you specific details around that only to say that MPC, the sponsors business has continued to grow. This year, we don't have - MPC doesn't have as much in the way of turnaround, as it has in the past. And so the growth in volumes would be directly related primarily to MPC's operations.

Q
Brian J. Zarahn

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Okay . And then for the remainder of the y ear, expectations would be still in a fairly high utilizations at the refineries?

A
Pam Beall

Well again, the sponsor gives kind of quarter-by-quarter guidance on its outlook for turnaround activity. But and course turnaround activity can have some impact on volumes that the sponsor sees through its operations. But we don't go far out on the calendar with that, Brian.

Q
Brian J. Zarahn

Okay .

A
Gary Heminger

Brian. This is Gary, if you look at and we had the MPC call this morning and volumes across the industry, specifically MPC, namely gasoline, but diesel was a very good performer for us as well, but the overall volumes are up in the second quarter over second quarter of last year, which helps as well.

Q
Brian J. Zarahn

So the - this higher demand domestically is helping.

A
Gary Heminger

Yes, sir.

Q
Brian J. Zarahn

Okay . And then I guess next, Gary and then turning to maintenance CapEx is a little bit below than I expected, any changes for your maintenance CapEx for the remainder of the year?

A
Pam Beall

Yeah, I wouldn't say there is any real change in guidance on maintenance CapEx, Brian. I'd say that it's a little slower maybe at the beginning of the year, especially the second quarter we had a lot of wet weather around our geography. And so, we had lower cost associated with some of those activities than what we had originally planned.

Q
Brian J. Zarahn

So, I believe the last number was around $38 million, is that still reasonable for the year?

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A
Pam Beall

Yeah. And I wouldn't provide any change in that guidance.

Q
Brian J. Zarahn

Okay . A nd then I appreciate Gary’s comments earlier on the call on MarkWest, obviously that's ev eryone's main focus right now. Just a couple of quick questions. One would be, the maintenance CapEx is a lot lower for MarkWest if you just look as a percentage of EBITDA relative to MPLX. Do you expect any changes in maintenance CapEx with the combined company?

A
Gary Heminger

The beauty of our MarkWest assets, they have a number of new fractionators process units, they're new and they last a long time. So, we would expect to see the same type of run rate and what they historically have had going forward.

A
Tim Griffith

Yeah. And Brian, obviously not appropriate for us to comment on their business, I would invite you to talk to Nancy and Frank on their call in the coming weeks about it. There -- I think there are some differences in how the things get classified. I think their items of maintenance CapEx on how we would look at it and some of their things get picked up directly on OpEx, but I think probably a better question for Nancy or Frank to answer on their call.

Q
Brian J. Zarahn

Okay . And then, there is also - just turning to the risk profile, it is different for MarkWest than the current MPLX business. And how do you view about potentially shifting some of the commodity price exposure to MPC and away from MPLX.

A
Gary Heminger

Let me take the risk profile first. The way we look at this for MPLX, I look at our risk profile today and we are considered to be a very strong drop down, high growth company. And that, but embedded within that today we have the risk of a lot of organic projects that have to be completed that should be done on time on budget. As we go forward, we're still going to have the drop downs, but we're still going to have organic projects going forward. We'v e illustrated within MPLX and MPC that we'v e been v ery good at the executing on those projects, we'v e learned that the MarkWest is very good at executing on those as well. So the - the point on risk that I'm trying to get across for investors, is that when you look at MPLX going forward, I think we're going to have the same risk profile, albeit more projects then we had within the legacy MPLX, but they're not that complex of projects. And I think they're going to be very ratable going forward. Let me turn it over to Pam or Tim then to talk about the commodity risk.

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A
Pam Beall

Yeah, I would just say that Brian, as we look at all the different basins across the country, certainly the gathering and processing space is does have volume risk associated with it, tied to the producers development plans. But when you look at the contracts, that MarkWest has in place in particularly in the Utica and Marcellus a lot of those are fee based and when we look at the potential for the producers to develop these resources we really believe that though the producers that are tied into the MarkWest plans and operations are in the sweet spot of some of the best basins in the country. And we think that those basins are going to continue to attract capital and be developed. So we think that, we are - that's how we got comfortable with the - there is some volume risk, but we think given where they're located they've got really strong prospects for continued investment.

Q
Brian J. Zarahn

I appreciate the color. The last one for me is, you certainly have your plate full with MarkWest, but we are seeing a pickup in M&A activity in the refining sector. Do you view that as a potential source of growth for the midstream business?

A
Gary Heminger

I've - yes, I guess haven't really seen the M&A activity in the refining sector. I know there were some discussions earlier this morning about the couple of the companies that were having some discussions, but I've not seen that much. The good point about the refining and I think will keep things robust is, how strong the global demand is for refining products as keeping the refiners running - full out. A nd I will ex pect to see that going into the third quarter and fourth quarter because of the strength in the global demand.

Q
Brian J. Zarahn

Okay . Thanks,Gary.

A
Gary Heminger

All right, see you Brian. Thank you.

Operator: Thank you. Our next question is from Jeremy Tonet of JPMorgan. Please go ahead.

Q
Jeremy B. Tonet

Good afternoon.

A
Hey , Jeremy.

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Q
Jeremy B. Tonet

Hey . For the $69 billion of incremental projects that you would outline there. I was wondering, if you might be able to give a little bit more color or kind of group those into buckets for us to help us see what type of opportunities those could be?

A
Gary Heminger

Sure Jeremy . On our road show last week and with our analysts meetings we went into this in a little more detail and I appreciate you bringing it back up. The - I would kind of put them into three buckets. First of all, if you look at the operating synergies in between MPC, MPLX and MarkWest and their - there are a long number of natural gas liquids, different feedstock for refining, that are required within our refining system. So there is some, just natural synergies there. But if you look at, one of the areas that is of interest and again this is conceptual, we have not FID a project yet. But if you just look at the long-term octane requirements of the refining industry. And specifically with a CAFE standard that comes into a - and to place the end of this decade early 2021, 2022, 2020, 2021, 2022. And the requirement is for more octane. Butane is a great source, great feedstock to be able to make additional octane by taking it through an a alkylation unit. What's so important though for the producers, is that a producers find a home for this - this feedstock and not be constrained, market constrained and infrastructure constrained in these NGLs being hampered only in the Marcellus and the Utica or in other parts of the country, and how you can move these to market. So that's one of the key elements. Another key element, is how do you move other NGLs, possibly the grade - migrate. How do you move that either to the East Coast or the Gulf Coast, I think there is a very strong potential there. And the thing that I want to be perfectly clear on, is that these big projects like this, that we are talking about are not included in the base - the numbers that Tim and Pam went over today are the 29%, 25%, 25%, 20% 20% type growth over the first five years.

They 're not included in those numbers, these are incrementa l above and beyond. So I outlined two very big projects there that we're looking at. We have some others also not just specific to the Northeast but other parts of the country. And remember MPC has a billion - a million barrels a day of refining capacity in the Gulf coast. And we have a number of projects that I think make sense long-term in the Gulf Coast as well. So we have, if you probability weight this and we have done that in the due diligence and we've done that in a lot of work that we've done so far. That's why we are talking about these $6 billion to $9 billion publicly, we are very comfortable that these - this arena in the $6 billion to $9 billion range will come to fruition.

Q
Jeremy B. Tonet

That's helpful. Thank you. And then, building on to that, getting the liquids east to the New York Harbor is that -could you expand on that a little bit more. Is that existing assets or that would be new assets, would you like to partner with someone there? And also - because that involves export and PDH?

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A
Gary Heminger

It could involve all of the above. But I want to be careful in getting out ahead of developing some of these projects. A lot of this is competitive, so I want to be careful of getting out ahead of what we may or may not do there.

Q
Jeremy B. Tonet

Fair enough. That make sense. And once the deal is closed, could you speak to appetite for M&A at that point in time?

A
Gary Heminger

Well I had this question early this morning. We have a lot to say grace over right now, however, I think in our strategy and we've said this for quite some time that our strategy was to build into our Midstream, and to battle what high quality assets and I believe in all the work and due diligence that we've done over this space for over the last year and a half, that MarkWest is clearly the best asset, they have a tremendous position that they've built and an outstanding management team.

So first and foremost is to get this into - to close this transaction, bringing together with MPLX, that the management team of MarkWest is going to be in place to continue to manage the business. But then I just outlined some projects, I think make great sense with the operational synergies of MPC, MPLX. So we'll see where we go from there, I do believe that the Midstream space is going to have some consolidation going down the road.

A
Pam Beall

And I think, Gary’s point is key that, this is not like an integration where we are going to do a lot of transition between the organization's group. As we said MarkWest really will operate as a standalone company, and it's a new platform for growth and they have done a terrific job and we want to provide them capital and other things to support their ongoing growth in the future. So it's not like something that's going to take considerable amount of our time as an integration.

A
Gary Heminger
We're going to be focused just like Frank and - Frank, John and Randy hav e been focused, Greg Floerke. How they had been focused in the past, and that the producer, the customer will be number one in this business model going forward.

Q
Jeremy B. Tonet

That's good to hear. And just one last quick one if I could. Clearly the MarkWest deal here is going to create pure leading large cap MLP but we've been fielding question from investors that, if it appears that MarkWest holders , who wanted additional consideration to replenish some of the premium that faded away. If the deal were going to be voted down, what options or considerations are available to MPC at that point?

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A
Gary Heminger

Well Jeremy , we feel this transaction is very compelling as it stands - stands on its own. Y es there have been a lot of headwinds in the marketplace. We it's hard to pick your timing. We announced this on Monday morning, just after their, Iranian nuclear accord was announced over the weekend and the en tire space, large caps, gathering processing and in fact big drop down MPLs evolve, had a tremendous amount of headwinds over the last almost three weeks. So it's too early in the process, but we think, we have a compelling transaction, we look at many of these structures and this is the one that made the most sense for both parties. So we're pleased where we stand.

Q
Jeremy B. Tonet

Appreciate all the color. Thank you.

You're welcome.

Operator: Thank you. Our next question is from Kristina Kazarian of Deutsche Bank. Please go ahead.

Q
Kristina Kazarian

Hey guy s, y ou blend up a lot of great - growth opportunities and I am thinking about like octane blending or batch refined product lines. But Gary and I know we've talked about this a little bit. Can you talk a little bit more about, how you guys are thinking about which projects are likely to be incubated up at the MPC level, if MPC commits this like an anchor tenant or takes capacity on some of these projects and starts there maybe?

A
Gary Heminger

Sure. And the thing Kristina, and it's alway s good talking with you, is that we have tremendous flexibility. We can incubate some of these big projects at MPC. Tim has been very clear in all the investor meetings and public meetings we've had. It will be better to do these projects and we'll do all the projects we can at the MPLX level, just because it give us more flexibility to MPLX.

But beyond that, we also have two very strategic points I want to make. Number one, we don't want to miss out on any great opportunities. And as Frank was very clear in all the investor meetings last week and our call that we had, was that they missed some opportunities just because it didn't have the balance sheet to be able to complete those. I think the position that MarkWest is in and we want to continue to build on that position that we will have - be in the same mindset, we want to make sure we don't miss any of those projects.

Secondly, as I've mentioned earlier there are a lot of strategic projects. It just depends on how they come down the funnel and when y ou hav e y our engineering prepared, when the market is ready, and as I just said earlier, number one in our mind is how we can be able to perform for the producers. That is what is key. So the all - just we have all those are coming down the track, and when they're ready to go, we may, and we don't have to incubate the whole project, we have lots of flexibility on how we can do that.

Q
Kristina Kazarian

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And then how I think about how big Midstream can be for MPC as a percent of the business on a longer-term basis. And like what this could be imply for MPC long-term, midstream CapEx as well?

A
Gary Heminger

I missed the first part of the question.

A
How big [indiscernible]

Q
Kristina Kazarian

How big does midstream get for MPC?

A
Gary Heminger

Oh, the - it's hard to give you a number, Kristina, how big it's going to be. But as we outlined in November of 14, when we accelerated and said that we want to accelerate our midstream business. It was clear that we said we want to accelerate retail, we accomplished that. We want to accelerate the midstream, we're in the process of accomplishing that. And we - we have a tremendous platform here working with the MarkWest going forward, a tremendous platform as I've said now a couple of times a lot of the say grace over, but if we see opportunities that make sense, I think we will have the appetite to look at those opportunities.

A
Pam Beall

Yeah, just by comparison, if you think about the Hess Retail acquisition that we just made, where Tony Kenney and his team are converting over 1,200 stores or the acquisition that we made of the Galveston Bay refinery a couple of years ago and just how much work there was and how much resource, we're needed to dedicate to that. Those are far different kinds of acquisitions requiring a lot of MPC's resources, human and capital resources. And this is a different kind of platform for growth that we've established. And the leadership team at MarkWest with demonstrated track record, which is what was attractive to us. And so they're not going to be draining. This opportunity is very different in terms of integration and the need to integrating into our existing business. So, I don't think, it's going to be a big distraction to the MPC, yes, it's a big transaction, it's very important to us and we're going to find ways to operationally vertically integrate where that make sense. But yeah, I think there still will be others opportunities that we'll evaluate.

Q
Kristina Kazarian

Great. And last one on my side is, how's the market reaction been from someone like the MWE producer, customers, obviously we - you guys have chat a lot about the importance of getting NGL market - NGL to export markets, but maybe on the further downstream domestic demand side?

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A
Let's ask - Don Templin has been out in the field visiting with a lot of our employees and in the field where the producers are. Let me ask Don to take that.

A
Donald C. Templin

Sure. Sure. Kristina. Our impression is that the customer producers are very excited about the opportunity. Their primary focus is on making sure that they get the best net back that they possibly can get. And MarkWest has done a fantastic job over a period of time historically of being able to - be able to serve their customers in a way where they come up with solutions that allow their customer producers to get a higher net back. And I think as they start to see some of the opportunities, and you even talked about a couple of them, but as they see some opportunities to take products, so let's say butane and upgrade it, so that they can get a higher net back, that to them is very exciting. I mean that's really good for MPLX and MarkWest, it's really good for MPC, but it's also really good for the producer - of the customer producers.

And so, our primary goal will be to continue that focus on making sure that we come up with projects on a combined basis in that entity that allows the customer producers to continue to be able to build their business as well.

Q
Kristina Kazarian

Perfect. Thanks guys.

A
Thanks, Kristine.

Operator: Thank you. [Operator Instructions]

Geri Ewing

With no other

Operator: And our next - we do have someone in the queue.
Geri Ewing

Okay .

Operator: Our next question is from Neal Learner, Oh! I'm sorry it is - actually I do apologize, we have no one in the queue at this time.

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A
Geri Ewing

Thank you, Kristine. Thank you for joining us today and thank you for y our interest in MPLX. Should you have additional questions or would like clarification on any of the topics discussed this afternoon, Teresa Homan and I will be available to take your calls. Thank you.

Operator: Thank you. And thank you, ladies and gentlemen, this concludes today's conference. Thank you for participating. You may now disconnect.

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